December 8, 2010

By Federal Express and EDGAR

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D. C. 20549

Re:	Nalco Holding Company
Annual Report on Form 10-K for the fiscal year ended December 31, 2009
Response letters dated October 8, 2007 and November 20, 2007
File No. 001-32342

Dear Ms. Blye:

The following is in response to your letter dated November 9, 2010, regarding the Nalco Holding Company (“we,” “Nalco” or the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”).

As requested in your letter, we have set forth below the Company’s response to your comments.

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Nalco Holding Company

General

1.	Please update us on your contacts with Iran, Syria and Sudan since your letters to us dated October 8, 2007 and November 20, 2007. Describe to us the nature and extent of your contacts with these countries, whether through subsidiaries, charterers, or other direct or indirect arrangements. Describe also any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria or Sudan, or entities controlled by the governments of these countries.

Response to Comment 1:

As we noted in our response letters of October 8, 2007 and November 20, 2007, the nature of our subsidiaries’ business in Iran, Sudan and Syria – the sale of chemicals for treating water and production processes – is benign. More specifically, the types of chemicals sold and their applications include:

•

Boiler water and cooling water treatment chemicals used across a broad spectrum of industries to prevent corrosion, scale buildup and microbial fouling in boilers and cooling water systems, thus protecting the useful lives of the assets treated and minimizing costs associated with water and energy.

•

Flocculants, coagulants, and defoamers used by the paper industry to reduce total operating costs, improve the quality of pulp delivered to the paper mill, increase paper machine productivity and useful life, improve sheet properties, and enhance product quality.

•	Emulsion breakers used in oilfields to facilitate the separation and removal of water from oil and corrosion inhibitors used by petroleum refiners.

•

Various chemicals used by the marine transportation industry for the treatment of fuel oil, engine cooling water, boiler water, fresh water, and wastewater, as well as chemicals for cleaning and treating cargo, ballast, and bilge tanks.

None of the products our subsidiaries sell, including those sold in Iran, Sudan and Syria, has a direct military application.

As of the date of this letter, December 8, 2010, our subsidiaries report that they are currently selling products to approximately thirty-two (32) customers in Iran. To the best of our subsidiaries’ knowledge, approximately three (3) of these customers are owned or controlled by the government of Iran, which include petroleum, shipping, steel and other metal processing companies. Our subsidiaries also sell products to eleven (11) customers in Sudan, of which two (2) are petroleum companies that are partially owned by the Sudanese government. Sales are also made to three (3) customers in Syria, of which none is owned or controlled by the Syrian government.

Nalco Holding Company

2.	Please discuss the materiality of any contacts with Iran, Syria and Sudan described in response to our prior comment, or confirm to us that the nature and extent of these contacts is substantially the same as described in your letters dated October 8, 2007 and November 20, 2007. If they are not substantially the same, you should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period, and also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Response to Comment 2:

The nature and extent of Nalco’s contacts have not changed substantially since our responses in 2007, as described above in response to Comment 1. With respect to the volume of Nalco’s sales to Iran, Sudan and Syria as a percentage of consolidated net sales, these volumes have not substantially changed. Sales reported by our subsidiaries to customers in Iran, Sudan and Syria represented 0.19%, 0.31%, 0.32%, and 0.31%, of Nalco’s consolidated net sales in 2007, 2008, 2009 and the first three quarters of 2010, respectively.

The Company is committed to compliance with U.S. economic sanctions and export control laws, and it has adopted a strong internal policy to ensure compliance with these laws. This policy, which is part of Nalco’s Code of Ethical Business Conduct and is the subject of regular training and periodic audit, requires all employees of Nalco and its worldwide subsidiaries or affiliates (collectively “Affiliates”) to comply with the following procedures:

1)	Nalco and its Affiliates in the United States, their non-U.S. branches and their employees and representatives may not have any business or financial dealings with the governments of or parties in the countries of Cuba, Iran, Syria or Sudan, or with parties elsewhere that are owned or controlled by or acting for the governments of any of these countries. A similar restriction applies to dealings with terrorist organizations, anyone associated with terrorism, and parties in Colombia and elsewhere associated with narcotics trafficking.

2)	For Affiliates of Nalco incorporated under non-U.S. laws and managed and operated outside the U.S. and personnel of these Affiliates:

a)	Non-U.S. Affiliates may not have business or financial dealings with parties in or controlled by the government of Cuba regardless of the circumstances. However,

Nalco Holding Company

there are “blocking” laws in Canada, Mexico and the European Union that may in some situations conflict with U.S. sanctions against Cuba. Nalco’s Legal Department must be contacted immediately in the event of any business proposal opportunity of a non-U.S. Affiliate concerning Cuba.

b)	Non-U.S. Affiliates may not seek support or approval from Nalco or any party in the United States or access to any technology or information on any databases or computer systems residing in the United States (including procurement of products, parts, components, services, materials or technology) to enable them to engage in any business or financial dealing with parties in Iran, Syria or Sudan or parties elsewhere controlled by the governments of any of these countries, even if the Affiliate is not otherwise barred from dealing with such a party.

c)	Individuals who are citizens or permanent residents of the United States, regardless of where they live or are employed, may not be involved in or provide assistance for any business or financial dealings with Cuba, Iran, Syria or Sudan, regardless of whether or not the company involved is prohibited from such conduct by U.S. sanctions.

d)	Products made in the United States or that have U.S.-origin content, even if held in general overseas inventories, may not be shipped to Cuba, Iran, Syria or Sudan except as determined to be lawful on the advice of Nalco’s Legal Department.

If the applicable U.S. sanctions laws were to change in a way that would prohibit the Company’s non-U.S. subsidiaries from engaging in transactions involving Iran, Sudan or Syria that currently are not prohibited under these laws, the Company’s non-U.S. subsidiaries would be directed to cease such transactions immediately, provided that such direction is itself permitted under U.S. laws. In that event, we believe that the loss of the sales to these countries would have an immaterial effect on the Company’s operating results and financial condition.

Both the courts and the Securities and Exchange Commission (SEC) have indicated that a company must look to both quantitative and qualitative aspects of the information in question to assess materiality. The courts and the SEC have confirmed that the use of a particular financial statement metric and a related percentage as a numerical threshold, such as 5% of net sales, may provide the basis for a preliminary assumption that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on a company’s financial statements is unlikely to be material. The metric or metrics that should be applied under particular circumstances depends upon those circumstances. While there is no single metric by which the quantitative materiality of our business activities in Iran, Sudan and Syria should be assessed, based on the quantitative assessment of net sales provided above, we believe that our non-U.S. subsidiaries’ business in those countries is not quantitatively material to our financial condition or results of operations. We would note that the geographical diversification of the Company’s business activities further reduces the risk that loss of revenue from sales to customers in those countries would be material to the Company’s operations as a whole.

Nalco Holding Company

An assessment of the quantitative aspects of the Company’s business operations in Iran, Sudan and Syria is only the beginning of the materiality analysis. The courts and the SEC have confirmed that a quantitative assessment cannot appropriately be used as a substitute for a full analysis of all relevant qualitative factors related to our non-U.S. subsidiaries’ business activities in those countries. The courts and the SEC assess qualitative materiality by determining whether a reasonable investor would consider the information important in making an investment decision or whether it would significantly alter the total mix of information available to the investor. Based on our assessment of the totality of all relevant factors, we do not believe that our non-U.S. subsidiaries’ business in Iran, Sudan and Syria is qualitatively material to the Company. A significant factor in our assessment is the benign nature of our business (i.e., our sale of chemicals for treating water and production processes), which we believe presents no reputational risk to the Company.

We have also considered the state legislation referred to in the Staff’s comment letter in reaching our decision that Nalco’s business activities in Iran, Sudan and Syria are qualitatively immaterial. We do not believe that this type of state legislation affects the analysis of whether a public company is required to disclose insignificant permissible business activities in countries subject to U.S. economic sanctions under the federal securities law. The fact that a state retirement fund, for example, may be required to report its holdings, or consider divestment, in a company that does permitted business in such countries does not alter our materiality analysis or cause us to believe that the information in question would be considered important in making an investment decision or that there is a significant likelihood that the information would significantly alter the total mix of information available about that company.

Yours truly,
Nalco Holding Company

/s/ Stephen N. Landsman
Stephen N. Landsman
Vice President, General Counsel and Corporate Secretary